SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

FORM 11-KT

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED _________
OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM JANUARY 1, 2023 TO MAY 1, 2023.
COMMISSION FILE NO. 1-34073

A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:
TCF 401K Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

REQUIRED INFORMATION

The TCF 401K Plan of Huntington Bancshares Incorporated is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplementary schedules of the TCF 401K Plan of Huntington Bancshares Incorporated, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 to this Form 11-K and are incorporated herein by reference.

TCF 401K Plan
Index to Exhibits for Form 11-KT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
99	Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the TCF 401K Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TCF 401K PLAN

Date:	September 26, 2023	By:	/s/ Zachary J. Wasserman
Zachary J. Wasserman
Sr. Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated